UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               WORLDSPACE, INC.
                               ----------------
                               (Name of Issuer)


                Class A Common Stock, $0.01 par value per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                   981579105
                           -------------------------
                                (CUSIP Number)


                               March 14, 2006
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.: 981579105                                           Page 2 of 7 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         KINGDON CAPITAL MANAGEMENT, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [  ]

         (b) [  ]
.................................................................................
3.       SEC Use Only

.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.. ...... .......................................................................
Number of Shares
Shares             5.      Sole Voting Power            1,142,282
Beneficially       ...... ......................................................
Owned by Each      6.      Shared Voting Power          0
Reporting          ...... ......................................................
Person             7.      Sole Dispositive Power       1,142,282
With               ...... ......................................................
                   8.      Shared Dispositive Power     0
......... .......................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,142,282
......... .......................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
......... .......................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.9%
......... .......................................................................
12.      Type of Reporting Person:


         OO; IA

                                  SCHEDULE 13G

CUSIP No.: 981579105                                           Page 3 of 7 Pages
......... .......................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         MARK KINGDON
......... .......................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [  ]

         (b) [  ]
......... .......................................................................
3.       SEC Use Only
......... .......................................................................
4.       Citizenship or Place of Organization


         United States of America
................... ...... ......................................................
                   5.     Number of Shares             0
Beneficially       ...... ......................................................
Owned by Each      6.     Shared Voting Power          1,142,282
Reporting Person   ...... ......................................................
With               7.     Sole Dispositive Power       0
                   ...... ......................................................
                   8.     Shared Dispositive Power     1,142,282
......... .......................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,142,282
......... .......................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [  ]
......... .......................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.9%
......... .......................................................................
12.      Type of Reporting Person:


         HC

                                                               Page 4 of 7 Pages

         This Amendment No. 1 is being filed to correct certain typographical errors in the initial statement on Schedule 13G filed by the Reporting Persons on March 13, 2006. Information has not been updated to reflect any changes since March 13, 2006.

Item 1(a).     Name of Issuer:

               Worldspace, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8515 Georgia Avenue, Silver Spring, MD. 20910.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Kingdon Capital Management, LLC ("Kingdon Capital Management"); and

               ii)  Mark Kingdon ("Mr. Kingdon").

               This Statement relates to Shares (as defined herein) held for the accounts of Kingdon Associates, a New York limited partnership ("Kingdon Associates"), M. Kingdon Offshore Ltd., a Cayman Islands exempted company ("Kingdon Offshore"), and Kingdon Family Partnership, L.P., a New York limited partnership ("Kingdon Family Partnership"). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mr. Kingdon is the managing member and president of Kingdon Capital Management.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

Item 2(c).     Citizenship

               i) Kingdon Capital Management is a Delaware limited liability company; and

               ii) Mr. Kingdon is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).     CUSIP Number:

               981579105

                                                               Page 5 of 7 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of March 7, 2006, each of Kingdon Capital Management and Mr. Kingdon may be deemed to beneficially own 1,142,282 Shares. This amount consists of: (A) 326,900 Shares held for the account of Kingdon Associates;
(B) 769,182 Shares held for the account of Kingdon Offshore; and (C) 46,200 Shares held for the account of Kingdon Family Partnership.

Item 4(b).     Percent of Class:

               The  number   of   Shares  of   which  each  of  Kingdon  Capital
Management  and   Mr. Kingdon    may  be  deemed  to  be  the  beneficial  owner
constitutes approximately 5.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report filed on Form 10-Q with the Securities and Exchange Commission on November 8, 2005, there were 19,321,332 Shares outstanding as of June 30,
2005).

Item 4(c).     Number of Shares of which such person has:

Kingdon Capital Management:
---------------------------
(i) Sole power to vote or direct the vote:                             1,142,282

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,142,282

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Kingdon:
------------
(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,142,282

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,142,282

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

                                                               Page 6 of 7 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages



                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2006                    KINGDON CAPITAL MANAGEMENT, LLC


                                        By: /s/ William Walsh
                                        --------------------------------
                                        Name: William Walsh
                                        Title: Chief Financial Officer

Date: March 15, 2006                    MARK KINGDON


                                        /s/ Mark Kingdon
                                        --------------------------------